U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

J.P. Morgan Partners (BHCA), L.P.
(f/k/a Chase Equity Associates, L.P.)
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   (Last)                           (First)             (Middle)

c/o J.P. Morgan Partners,LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                        New York                10020
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Crown Media Holdings, Inc. ("CRWN")

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


January 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                           N/A            N/A      N/A    N/A         N/A    N/A     3,836,620       D

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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)


FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date    Expira-             Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-   tion                of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable Date      Title     Shares  5)       4)        4)       4)
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

Stock Options                                                                   Class A
(right to                                                                       Common
buy)                 $14.00    N/A     N/A  N/A  N/A   N/A    (FN 1)   05/09/01 Stock      7,800            7,800     I       (FN 2)
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

Explanation of Responses:

(1) These options vest and become exercisable in two equal installments on May 9, 2000 and May 9, 2001.

2) These options were granted to Arnold Chavkin, a director of the Issuer.
Mr. Chavkin is also a limited partner of JPMP Master Fund Manager, L.P. ("MF Manager"), formerly known as Chase Capital Partners, the general partner of J.P. Morgan Partners (BHCA), L.P., ("JPM BHCA"), formerly known as Chase Equity Associates, L.P. He is contractually obligated to exercise the options at the request of, and to transfer any shares issued under the stock options to JPM BHCA.



J.P. Morgan Partners (BHCA), L.P.
(f/k/a Chase Equity Associates, L.P.)

By:  JPMP Master Fund Manager, L.P.,
     its general partner

By:  JPMP Capital Corporation,
      its general partner

   /s/ Arnold L. Chavkin                                        2/8/01
By---------------------------------------------        -----------------------
      Arnold L. Chavkin                                         Date
      Executive Vice President

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


NAME AND ADDRESS OF                     DESIGNATED                 STATEMENT          ISSUER NAME, TICKER
 REPORTING PERSON                       REPORTER (Note 1)          FOR               OR TRADING SYMBOL
                                                                   MONTH/YEAR
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
JPMP Master Fund Manager, L.P.          J.P. Morgan Partners       January 2001       Crown Media Holdings, Inc. ("CRWN")
c/o J.P. Morgan Partners, LLC           (BHCA), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Capital Corporation                J.P. Morgan Partners       January 2001       Crown Media Holdings, Inc. ("CRWN")
c/o J.P. Morgan Partners, LLC          (BHCA), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Chase & Co.                J.P. Morgan Partners        January 2001       Crown Media Holdings, Inc. ("CRWN")
c/o J.P. Morgan Partners, LLC          (BHCA), LLC
270 Park Avenue
35th Floor
New York, NY 10017
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Chatham Ventures, Inc.                  J.P. Morgan Partners       January 2001       Crown Media Holdings, Inc. ("CRWN")
c/o J.P. Morgan Partners, LLC          (BHCA), LLC
1221 Avenue of the Americas
New York, NY  10020
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
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                                                                 TITLE OF
                                                                 DERIVATIVE
                                                                 SECURITIES
                                                                 AND TITLE AND
                                                                 AMOUNTS OF
                                                                 SECURITIES
 NAME AND ADDRESS OF               TITLE OF       AMOUNT OF      UNDERLYING      OWNERSHIP FORM:   NATURE OF INDIRECT    DISCLAIMS
 REPORTING PERSON                  SECURITY       SECURITIES     DERIVATIVE      DIRECT (D) OR     BENEFICIAL OWNERSHIP  PECUNIARY
                                                  BENEFICIALLY   SECURITIES      INDIRECT (I)      (Note 1)              INTEREST
                                                  OWNED          (Note 1)
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

JPMP Master Fund Manager, L.P.       Class A        3,836,620      See Table II     I               See Explanatory        No
c/o J.P. Morgan Partners, LLC        Common Stock                                                   Note 2 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Capital Corporation             Class A        3,836,620      See Table II     I              See Explanatory        No
c/o J.P. Morgan Partners, LLC        Common Stock                                                  Note 3 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Chase & Co.              Class A        3,836,620     See Table II      I              See Explanatory        No
270 Park Avenue                      Common Stock                                                  Note 4 below
35th Floor
New York, NY 10017
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Chatham Ventures, Inc.               Class A       3,836,620     See Table II       I              See Explanatory        No
c/o J.P. Morgan Partners, LLC        Common STock                                                  Note 5 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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

Explanotory Notes:


1) The names of the Reporting Persons and the Designated Reporter changed during the first week of January 2001 as a result of internal reorganizations and name changes effective as of various times during the week. As part of the reorganizations, Chase Capital Partners (now J.P. Morgan Partners Master Fund Manager, L.P.) became a limited partnership and all but one of its general partners became limited partners of the partnership. The internal reorganizations and name changes did not alter the proportionate interests of the limited partners or of the ultimate security holders of the renamed entities. The Designated Reporter is executing this report on behalf of all Reporting Persons, each of whom has authorized it to do so. Each of such Persons disclaims beneficial ownership of the securities to the extent it exceeds such Person's pecuniary interest therein.

2) The amounts shown in Table I and Table II represent the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners (BHCA), L.P. (f/k/a Chase Equity Associates, L.P.), a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is the general partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.

3) The amounts shown in Table I and Table II represent the beneficial ownership of the Issuer's equity securities by JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is the sole stockholder of JPMP Master Fund Manager, L.P. ("MF Manager"), the general partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within JPM BHCA and MF Manager.

4) The amounts shown in Table I and Table II represent beneficial ownership of the Issuer's equity securities by JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because it is the sole stockholder of (a) JPMP Capital Corporation, the general partner of MF Manager and (b) Chatham Ventures, Incorporated, the limited partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.

5) The amounts shown in Table I and Table II represent the beneficial ownership of the Issuer's equity securities by JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because it is the sole limited partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.